Exhibit 3.1

     Amendment to the Bylaws of Oakwood Homes Corporation
                   Adopted February 1, 1995


       Section  3.2    Number, Term and Qualification.  The
  Number of Directors of the Corporation shall be a maximum
  of  fifteen (15) and a minimum of seven (7) and the exact
  number  of  directors  within these limits shall be fixed
  from  time  to  time by resolution of the Board of Direc-
  tors.    Any directorships not filled by the shareholders
  shall  be treated as vacancies to be filled by and in the
  discretion  of  the  Board  of  Directors.  The directors
  shall  be divided into three classes, each class to be as
  nearly equal in number as possible.  Each class of direc-
  tors  shall  be  elected  to serve for terms of three (3)
  years  and  until  their  successors shall be elected and
  qualified.    In  the event of any increase in the autho-
  rized number of directors, the additional directors shall
  be  classified  so that all classes of directors shall be
  increased  equally,  as  nearly  as possible, and, in the
  event  of any decrease in the authorized number of direc-
  tors,   all  classes  of  directors  shall  be  decreased
  equally,  as  nearly  as  possible.   In the event of the
  death,     resignation,     retirement,    removal     or
  disqualification of a director during his elected term of office, his successor shall be elected to serve only until the expiration of the term of his predecessor.
  Directors  need  not  be  residents of the State of North
  Carolina or shareholders of the Corporation.